

November 17, 2011

Via E-Mail
Ashutosh Roy, CEO
eGain Communications Corporation
1252 Borregas Avenue
Sunnyvale, CA 94089

> **Re:** **eGain Communications Corporation**
> **Registration Statement on Form S-3**
> **Filed October 25, 2011**
> **File No. 333-177495**

Dear Mr. Roy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 4

1. Please tell us whether any of the selling stockholders are affiliates of broker-dealers. If so, disclose whether at the time of the purchase of the securities to be resold, the sellers purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholders as underwriters.

2. Footnotes 2, 3, 4, 6, 8, 9 and 10 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be

construed as an admission that the person is the beneficial owner of the securities covered by such statement.

<u>Where You Can find More Information, page 10</u>

3.   Please revise this section to specifically incorporate by reference the Form 8-K filed on July 1, 2011 and the amended Form 8-K filed on September 23, 2011, as both reports were filed after the end of the fiscal year covered by your most recent Form 10-K. Refer to Item 12(a)(2) of Form S-3. Please also update this section to incorporate all reports required to be incorporated under Item 12 that have been filed subsequent to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. In his absence, please contact me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino for

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Gabriella Lombardi, Esq.
        Pillsbury Winthrop Shaw Pittman LLP